Exhibit iii

Viking Partner Letter V5

Email Subject Line: ConvergeOne to be Acquired by CVC Capital Partners

Dear Valued Partner,

Today, ConvergeOne announced that it has entered into a definitive agreement to be acquired by CVC Capital Partners. CVC is a global private equity firm, the fourth largest in the world, specializing in long term investment approaches for companies in Europe, the Americas and Asia. Following the successful completion of this transaction, ConvergeOne will return to being a private company.

As a public company, ConvergeOne had multiple quarters of growth and success attracting new investor interest. CVC is fully supportive of ConvergeOne’s growth strategy and customer support model. Over 10,000 enterprise and mid-market customers trust ConvergeOne and our partners with collaboration, enterprise networking, data center, cloud and security solutions to achieve business outcomes.

Prior to becoming a public company, ConvergeOne was owned by private equity firms for 13 years. Returning to a privately held company brings us back to our roots, reinforcing our mission to create innovative solutions that give customers the experience they deserve.

We expect this change to have positive outcomes for both our businesses. CVC provides the platform for long-term growth, investment and expansion to serve our customers today and for years to come.

The transaction is expected to close by early 2019, subject to regulatory approval. John McKenna and his leadership team will continue to lead ConvergeOne upon completion of the transaction. CVC values the team’s experience and growth driven approach to the market. If you have any questions, please reach out to your ConvergeOne team liaison.

Sincerely,

JOHN F. LYONS

PRESIDENT, FIELD ORGANIZATION

convergeone.com